UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 September, 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Blocklisting Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2010

Name of applicant:		CRH plc
Name of scheme:		1990 Share Option Scheme (95/4438d)
Period of return:	From:	31.03.10	To:	30.09.10
Balance of unallotted securities under scheme(s) from previous return:		7,941,745
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		NIL*

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

*Please note that the Block Listing for the above scheme is no longer required as the scheme expired on 12th April 2010 and there are no outstanding options.  Accordingly, the remaining Block Listed shares will not be utilised.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2010

Name of applicant:		CRH plc
Name of scheme:		1990 U.K. Share Option Scheme (95/4438e)
Period of return:	From:	31.03.10	To:	30.09.10
Balance of unallotted securities under scheme(s) from previous return:		155,026
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		NIL*

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

*Please note that the Block Listing for the above scheme is no longer required as the scheme expired on 12th April 2010 and there are no outstanding options.  Accordingly, the remaining Block Listed shares will not be utilised.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2010

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:	From:	31.03.10	To:	30.09.10
Balance of unallotted securities under scheme(s) from previous return:		17,628,586
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,628,586

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2010

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (United Kingdom) (RA/CRHplc/00023)
Period of return:	From:	31.03.10	To:	30.09.10
Balance of unallotted securities under scheme(s) from previous return:		610,474
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		610,474

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2010

Name of applicant:		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme (Republic of Ireland) (RA/CRHplc/00024)
Period of return:	From:	31.03.10	To:	30.09.10
Balance of unallotted securities under scheme(s) from previous return:		325,317
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		325,317

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2010

Name of applicant:		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme (United Kingdom) (RA/CRHplc/00020)
Period of return:	From:	31.03.10	To:	30.09.10
Balance of unallotted securities under scheme(s) from previous return:		103,532
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		103,532

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  30 September, 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director